Exhibit 21.1

TOREADOR RESOURCES CORPORATION

AND SUBSIDIARIES AS OF MARCH 2010

Company	Jurisdiction
Toreador Resources Corporation	Delaware
Toreador Exploration & Production Inc.	Texas
Toreador Acquisition Corporation	Delaware
Toreador Energy France S.C.S	France
Toreador Exploration Ltd.	Cayman islands
Toreador International Holding LLC	Hungary
Toreador France S.A.S.	France
Toreador Holding S.A.S.	France